

Exceeding Your Expectations

Since 1909

Forward-Looking Statements

 Certain statements in this presentation may constitute "forward-looking statem within the meaning of the Private Securities Litigation Reform Act of 1995. Fc looking statements are statements that include projections, predictions, expecta beliefs about future events or results or otherwise and are not statements of his fact. Such statements are often characterized by the use of qualified words (and derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticip other statements concerning opinions or judgments of American National and i management about future events. The forward-looking statements herein are b certain assumptions and analyses by American National and are factors it belie appropriate under the circumstances. Actual results could differ materially from contained in or implied by such statements for a variety of reasons including, b limited to: changes in interest rates; changes in accounting principles, policies guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking sta

made herein are qualified by these cautionary statements. American National
undertake to update forward-looking statements to reflect circumstances or eve
occur after the date the forward-looking statements are made.



Defining Strengths

- Conservative
  - Stringent underwriting
  - Strong capital

- Consistent
  - 103 Years of tradition
  - Deep management team
  - Ability to execute

- Shareholder Focused
  - Exceptional dividend
  - Prudent growth

- Good stewards of capital

Seasoned Management

Name	Position	Age	Years of Experience	Years AMNB
Executives:				
Charles H. Majors	Chairman	66	19	19
Jeffrey V. Haley	Bank President & CEO	51	15	15
William W. Traynham Jr.	Chief Financial Officer	56	23	3
Dabney T.P. Gilliam Jr.	Chief Administrative Officer	57	26	11
R. Helm Dobbins	Chief Credit Officer	60	32	8
S. Cabell Dudley	Chief Banking Officer - Va.	66	42	5
Charles T. Canaday Jr.	Chief Banking Officer - N.C.	50	28	1
Joseph W. Beury	Trust & Investment Services	57	30	1
	Average	58	27	

Executive Summary

CAPITAL



- TCE / TA: 8.58%
- Leverage Ratio: 10.41%
- Tier 1 Ratio: 14.59%
- Total Captial Ratio: 15.84%

FINANCIAL PERFORMANCE – RO



- 10 Yr. Avg: 1.30%
- '07 - '11 Avg: 1.07%



AMERICAN NATIONAL
BANKSHARES INC.

THE DEAL

AMNB Legacy

New AMNB

CREDIT QUALITY – NPAs /



Reflects acquisition



Source: SNL Financial; Company filings
Deposit data as of June 30, 2011
MRQ data as of Q1 2012
Note: NPAs include nonaccrual loans, accruing TDRs and OREO



impact

1.00%

0.50%

0.00%

0.75%   0.88%

10 Yr. Avg.   07 - '11 Avg.

Capital Levels

≋ History of maintaining a strong capital position

- We did not need to apply for TARP

	AMNB 10-year Average	Q1 2012
Tangible Common Equity / Tangible Assets	10.48%	8.58%
Leverage Ratio	11.87%	10.41%
Tier 1 Risk-based Ratio	16.12%	14.59%
Total Risk-based Ratio	17.36%	15.84%



Source: SNL Financial; Company filings

Dividends

- History of strong dividends

Dividend Yield (%)

6.00
4.00
2.00
0.00
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.0
1.3
1.4
2.1
2.4
2.5
2.6
3.6
3.7
VCBI
FNBN
HMPR
YAVY
NBBC
PSTB
BTC
FRNK
EVBS
PEBK
MBRG
CFNL
STEL
UBSH
TOWN
BNCN
FBNC
NKSH

Annual Dividend Per Share

$0.71
$0.75
$0.79
$0.83
$0.87
$0.91
$0.92
$0.92
$0.92
$0.92


$0.00
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: SNL Financial and Company filings; Market data as of 6/1/2012
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Total Return

AMNB Return Relative to Major Indices


90.0%
60.0%
30.0%
0.0%
(30.0%)
89.4%
(15.8%)
47.7%
27.6%
9.4%
20.8%
11.1
10.8%



(60.0%)

(47.4%)

Since 2002   Since 2007   Year to Date

AMNB   NASDAQ Bank   S&P 500

Source: Factset Research Systems; Market data as of 7/19/2012
AMNB total return assumes reinvestment of dividends

Financial Performance



Historical Profitability



ROAA (%)



Efficiency Ratio (%)



Net Interest Margin (%)


45.00%
2005 2006 2007 2008 2009 2010 2011 2012Q1
AMNB
Peers


3.00%
2005 2006 2007 2008 2009 2010 2011
AMNB
AMNB (Excl. Purch. Acct.)

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Diverse Revenue Stream

Noninterest Income

- Trust & Investment Services
- Brokerage
- Secondary Mortgage
- Title Insurance
- Bankers Insurance

Trust Assets ($M)


$600
$577.1
$530.8

Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Ly
  - New office in Greensboro
- Assets: $577 million
- Customers: individuals, businesses, foundations and non-profits
- Serve clients locally and abroad
- Priorities:
  - Trust administration



Trust administration

— Investment management

— Estate settlement

— Retail brokerage

 Excellent equity performance

Loan Portfolio

March 31, 2012 - $816 MM



Consumer & Other
13%
Construction
5%
Commercial & Industrial
16%
Commercial R.E.
43%
Residential R.E.
23%

March 31, 2012 – CRE



Medical building
2%
Educational
1%
Rec. Facility
2%
Nursing Homes
2%
Other
2%
Restaurant
3%
Shopping Center
3%
Warehouse
4%
Church
4%
Hotels
4%
Apartment Bldg
6%
Retail
7%
Industrial Property
8%
Office
13%

- Granular portfolio
- Top 10 relationships combine for $67 MM or 8% of total loans
  - Largest total relationship of $12 MM
- Highly diversified
- Avg. Commercial Credit Size of $200

- Legal lending limit of $20 MM

Underwriting Process

- Culture

  - Quality

  - Rate

  - Volume

- Collaborative

  - Low individual loan authority

- Offensive / Defensive

- Relationship pricing

- Strong asset quality review process

Superior Asset Quality

- Exceptional performance through cycle

- Increased NPA levels are due to acquired MidCarolina credits

  - Fully marked and moving through the resolution process



Net Charge-offs / Avg. Loans (%)



NPAs / Loans + OREO (%)



(0.40%)

2007   2008   2009   2010   2011   2012Q1

(0.21%)



AMNB   Peers

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
Note: NPAs include nonaccrual loans, accruing TDRs and OREO

Deposit Portfolio





 Legacy markets provide a stable source of low cost core deposits

Source: SNL Financial and Company filings
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion

Securities Portfolio

3/31/2012 Securities Portfolio



State and municipal 57%

Corporate 1%

Federal agencies and GSEs 12%

Mortgage-backed and CMOs 30%

Portfolio Highlights

≈ Minimal credit risk; minimal durat

≈ High quality

– $337.4 million AFS securities por

– All above investment grade

– No investments are classified

≈ Strong source of liquidity







Source: SNL Financial and Company filings

Branch Franchise

AMERICAN NATIONAL
BANKSHARES INC.

- 17 banking offices
- Strong core funding base
- Ranked #1 in the Danville MSA with 29% market share
- 103 years of community banking
- Good stewards of capital
- Strong credit culture and infrastructure

Washington, D.C.
Charlottesville
Richmond
Roanoke
Virginia Beach

MIDCARO

- Eight banking o
- Ranked #2 in th MSA with 16%
- Attractive grow
- Prime markets f investment serv





Danville
Greensboro
Burlington
Raleigh
Asheville
Charlotte
Wilmington

Source: SNL Financial and MapInfo; Market share data as of June 30, 2011
Shaded area for MidCarolina represents Burlington, Durham, Greensboro, Raleigh, and Winston-Salem MSAs

Why North Carolina?

MCFI Growth Markets	Projected Population Growth

Strategically located between North Carolina's **Triad** (Greensboro, Winston-Salem, and High Point) and **Triangle** (Raleigh, Durham, and Chapel Hill)

Triad: Manufacturing and transportation hub of the Southeast

Triangle: World-class universities, research facilities, leading tech firms and government



Source: SNL Financial and MapInfo
*Projected for 2010-2015

Acquisition of MidCarolina

The Deal

~ Negotiated all stock transaction – closed July 1, 2011

~ Total deal value: $35.0 million

- 84% of tangible book value

~ Credit mark : 10.97%

Post Merger

✓ Back office consolidation in February 2012 – new core system

✓ Cost savings of 20% ($2.2mm)

✓ Early focus on credit culture

- ✓ Accretive to earnings

- ✓ Tangible book value earn back: Projected < 3 years; Achieved in 12 months

Acquisition of MidCarolina: Completed July 1, 2

		Immediate Scale		
		June 30, 2011		March 31, 2012
($ in millions)		AMNB	MCFI	
Assets		$846	$460	$1,323
Loans		$514	$367	$820
Deposits		$659	$420	$1,075
Tang. Equity		$87	$36	$110
Banking Offices		17	8	25

Branches Over Time	Deposits Over Time ($mm)
30	1,200
25	1,000






Virginia   North Carolina

Source: SNL Financial and Company filings

Significant Accomplishments Since Merger

- Integrated our new North Carolina offices into our organization and

- Converted the entire bank to a new and robust management information system.

- Dealt aggressively with all credit issues brought over from MidCaro

- Operated the combined organization successfully during these diffic economic times.

- Restored per share TBV to pre-merger levels.

- Trailing four quarters EPS $2.18.

Opportunistic Acquisition Strategy


AMERICAN NATIONAL
Moving Forward

- Fair value accounting changed the game
- Capital is necessary to be a player
- Focused on growth markets in NC and VA
- Characteristics of targets:
  - $250M-$1B size
  - Practical assimilation
  - Manageable credit issues
  - Compatible cultures
  - EPS accretion
  - Maintenance of stron capital levels
  - Identifiable synergies savings



— Compatible cultures   savings

~ Our credit culture will be maintained

AMNB Acquisition Cycle

Phase I	~ Identify targeted markets with strong economic growth prospects ~ Prioritize and perform diligence on institutions that are financially attractive <u>and</u> culturally compatible	Q4 *thr* Q3
Phase II	~ Negotiate the transaction ~ Announce and close	Q3 *thr* Q2
Phase III	~ Integrate the target – Systems conversion - Synergies – Cultural assimilation - Customer retention ~ Focus on remediation of target portfolio	Q3 *thr* Q3

Phase IV

Transition from remediation to growth and new production

Identify ➤ Acquire ➤ Integrate ➤ Clean-up ➤ Grow

Summary



Nationwide Q1 Comparison

Nationwide Public Banks and Thrifts



Performance
Asset Quality
Capital
75th Percentile
50th Percentile
25th Percentile
AMNB (94th)
AMNB (92nd)
AMNB (90th)
Peers (70th)
AMNB (72nd)
Peers (50th)
Peers (52nd)
AMNB* (51st)
AMNB (50th)
AMNB (47th)
Peers (41st)
Peers (38th)
Peers (32nd)



Source: SNL Financial and Company filings; Market data as of 6/1/2012
Note: Peers include major exchange traded banks headquartered in NC and VA with total assets between $1.0 billion and $5.0 billion
*Excludes accretion from MCFI acquisition

Our Focus

≈ Fortress-like Balance Sheet

– Pristine asset quality

– Low risk investment portfolio

– High liquidity

– Capital strength

≈ Disciplined Growth

- Organic

- External

 Strong earnings stream

Q2 – 2012 Highlights

- Diluted EPS - $0.54

- NPA's to total assets .99% versus 1.48% Q3 2011

- Dividend – Paid $0.46 first six months 20 –Declared $0.23 for Q3



